Exhibit 12

Principal Financial Group, Inc.
Computation of Earnings to Fixed Charges Ratio

		For the nine months ended September 30,		For the years ended December 31,
		2008	2007	2007	2006	2005	2004	2003
		(in millions)

1.	Income from continuing operations before income taxes	$514.1	$1,078.6	$1,048.2	$1,331.3	$1,121.6	$878.7	$819.0
2.	Interest expense	83.2	86.3	115.3	86.0	77.8	93.5	114.1
3.	Interest factor of rental expense	9.2	8.3	12.3	11.1	7.0	4.6	4.8
4.	Undistributed income from equity investees	(26.1)	(57.5)	(71.6)	(62.7)	(34.1)	(19.4)	(18.3)
5.	Earnings before interest credited on investment products	580.4	1,115.7	1,104.2	1,365.7	1,172.3	957.4	919.6
6.	Interest credited on investment products	739.0	730.6	988.3	901.1	832.2	763.7	735.7
7.	Earnings	$1,319.4	$1,846.3	$2,092.5	$2,266.8	$2,004.5	$1,721.1	$1,655.3

8.	Interest expense	$83.2	$86.3	$115.3	$86.0	$77.8	$93.5	$114.1
9.	Interest factor of rental expense	9.2	8.3	12.3	11.1	7.0	4.6	4.8
10.	Preferred stock dividends by registrant	24.7	24.7	33.0	33.0	17.7	—	—
11.	Preferred stock dividend requirements of majority-owned subsidiaries (non-intercompany)	—	—	—	—	—	—	1.2
12.	Fixed charges before interest credited on investment products	117.1	119.3	160.6	130.1	102.5	98.1	120.1
13.	Interest credited on investment products	739.0	730.6	988.3	901.1	832.2	763.7	735.7
14.	Fixed charges	$856.1	$849.9	$1,148.9	$1,031.2	$934.7	$861.8	$855.8

15.	Ratio of earnings to fixed charges before interest credited on investment products (Line item 5/Line item 12)	5.0	9.4	6.9	10.5	11.4	9.8	7.7

16.	Ratio of earnings to fixed charges (Line item 7/Line item 14)	1.5	2.2	1.8	2.2	2.1	2.0	1.9